SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 28, 2005

On June 1, 2005, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 28, 2005 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo, Inc., included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan. The English translation includes additional information relating to differences in corporate governance from practices required of U.S. domestic companies that is not in the Japanese original.

The attached notice contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

Certain projections in the attached notice are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s actual results will not vary significantly from the included projections.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office Department IV

Date: June 1, 2005

NOTICE OF CONVOCATION OF

THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT

THE NEW TAKANAWA PRINCE HOTEL, TOKYO, JAPAN

ON JUNE 28, 2005, AT 10:00 A.M.

(This is a translation of the original notice

in Japanese mailed on June 1, 2005, to shareholders in Japan.)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TOKYO, JAPAN

June 1, 2005
To the Shareholders
NIPPON TELEGRAPH AND TELEPHONE CORPORATION
3-1 Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan
Norio Wada
President and Representative Director

NOTICE OF CONVOCATION OF THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby notified that the 20th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event of your inability to attend, it is possible to exercise your voting rights with the voting right exercise form or via the Internet. You are requested to study the attached reference documents, indicate your approval or disapproval on the enclosed voting right exercise form and return it to the Company after affixing your seal, or indicate your approval or disapproval at the website (It is readable in Japanese only and not available for ADR Holders) designated by the Company (http://www.web54.net).

Particulars

1. Date and Time:	10:00 a.m. on Tuesday, June 28, 2005

2. Place:	International Convention Center PAMIR
New Takanawa Prince Hotel
13-1 Takanawa 3-chome, Minato-Ku, Tokyo
3. Purpose of the Meeting:

Matters to be reported
1. Report on the business report, consolidated balance sheet, consolidated statement of income, and audit results of independent auditors and corporate auditors for the 20th fiscal year (from April 1, 2004 to March 31, 2005)

2. Report on the balance sheet and statement of income for the 20th fiscal year (from April 1, 2004 to March 31, 2005)

Matters to be resolved
First Item	Approval of proposed appropriation of unappropriated retained earnings for the 20th fiscal year ended March 31, 2005
Second Item	Repurchase of own shares
Third Item	Election of three Directors
Fourth Item	Election of a Corporate Auditor
Fifth Item	Presentation of retirement allowance to retiring Directors and a Corporate Auditor
[The main provision of Item 2 is noted in the section ‘Reference Documents Concerning the Exercise of Voting Rights’]
END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.
2.	When exercising your voting rights via the Internet, you are kindly requested to read the postscript information entitled “Exercising your voting rights via the Internet”.

(Attachment)

BUSINESS REPORT

(from April 1, 2004 to March 31, 2005)

[From this fiscal period, in the business report we are presenting the conditions of the corporate group (NTT Group) including Nippon Telegraph and Telephone Corporation (NTT). ]

I. OUTLINE OF BUSINESS

1. BUSINESS PROGRESS AND RESULTS OF THE CORPORATE GROUP

(1) Overall Conditions

During the consolidated fiscal year ended March 31, 2005, the Japanese economy continued on a steady path to recovery, as evidenced by a gradual increase in personal consumption and growth in capital investment. In the second half of the fiscal year, however, growth in personal consumption began to slow and exports began to weaken, resulting in an uncertain outlook for some sectors of Japanese industry.

Dramatic changes are taking place in the telecommunications market environment due to such factors as the rapid advance of broadband communications. Optical access services—the mainstay of the broadband business—are steadily spreading while ADSL services are also continuing to grow in the quickly expanding and intensifying broadband market. In the mobile communications market, growth in the overall number of subscriptions continues to slow. However, the shift from second- generation to third-generation mobile communications services is accelerating, bringing about an intensification of service and fee competition. At the same time, the market for conventional fixed-line telephone services continues to shrink due to the accelerated expansion of fixed-rate Internet connection services and IP telephony services. Under such circumstances, the competitive conditions in the fixed- line sector became even more severe as other telecommunications carriers made a full-scale entry into the basic service fees market by providing fixed telephone services using dry copper lines.

Amid these conditions, the NTT Group vigorously promoted the wider use of optical access services and third-generation FOMA mobile communications services. In order to reinforce the revenue structure of its broadband businesses, the NTT Group made every possible effort to increase sales of ultra high- speed fiber access services that are superior in interactivity and stability through such measures as reduction in fees and the provision of IP telephony with the same quality as fixed telephone lines. These initiatives were reinforced by sales promotion campaigns that included active marketing activities to attract potential customers in condominium complexes and limited-time discount offers. In addition, the NTT Group initiated fixed-rate packet communication services for FOMA i-mode services, as well as expanding and upgrading mobile terminal services and functions. In the fixed-line telephone market, the NTT Group sharpened its competitive edge by reducing basic monthly charges and introducing new rate discount services to address increasingly intensifying competition.

Continued efforts were made toward the structural reform centered on NTT East and NTT West (the East and West regional companies). Extensive cost reduction programs were implemented to achieve further improvements in management efficiency. Regional outsourcing companies in charge of order processing and facilities maintenance were enlisted in efforts to actively develop new IT-related demand in their regions.

The accelerated growth of the information and communications market has spurred a greater diversity in customer demands. On the other hand, a number of issues are becoming evident, including the need for secure Internet communications. Finding solutions to these issues is essential for the ubiquitous broadband society to develop. As these developments suggest, the information and communications market is experiencing a period of significant transition and change. Against this backdrop, in November 2004, the NTT Group announced its “Medium-Term Management Strategy” aiming to develop a safe, secure, and convenient ubiquitous broadband service. The Strategy outlines medium- to long-term management objectives, specific actions, and other measures.

With regard to the personal information of customers, the NTT Group has committed to rigorous data management as the responsible corporate leader in the information and telecommunications industry. In response to the April 2005 Law concerning the Protection of Personal Information, NTT took further steps to protect the security of information by formulating the NTT Group Information Security Policy, engaging in educational activities designed for Group company directors and employees, and improving security manuals.

As a result of these activities, for the consolidated fiscal year ended March 31, 2005, the NTT Group’s consolidated operating revenues amounted to 10,805.9 billion yen (a decrease of 2.6% over the previous year). The decrease was principally due to the fact that the East and West regional companies and NTT Communications reported declining revenues as a result of continued shrinkage in the conventional fixed-line telephone market, and NTT DoCoMo decreasing revenues due to lowered communication charges and the launch of i-mode fixed-rate packet communication services. On the other hand, income before income taxes amounted to 1,723.3 billion yen (an increase of 12.8 % over the previous year), resulting from NTT DoCoMo’s sales of shares in AT&T Wireless Services, Inc. and NTT’s sales of equities in NTT Urban Development Co. in connection with the company’s listing on the First Section of the Tokyo Stock Exchange. Consolidated net income was 710.2 billion yen (an increase of 10.3 % over the previous year).

Note: The consolidated financial statements of NTT are prepared in accordance with U.S. generally accepted accounting principles.

NTT was involved in promoting fundamental research and development and disseminating its results. At the same time, through the adoption of a unifying and coordinating role in its holding company capacity, NTT strove to engineer the efficient development of the businesses of the NTT Group through the planning of overall strategy and supervision of the redistribution of management resources. In practical terms, the holding company exercised its rights as a shareholder and provided each of the companies within the NTT Group with suitable advice and mediation services where appropriate so that the NTT Group companies, while basically developing their respective businesses independently and autonomously, undertook activities that were in line with the general direction in which the NTT Group was moving. In an additional move during the year, as well as offering the results of fundamental research and development activities, NTT implemented a “Comprehensive Commercialization Functions” program to promote commercialization plans for fundamental technologies.

In connection with the public share repurchase by NTT DoCoMo Inc. (scheduled purchase of 1,912,568 shares) the Company sold 1,748,000 shares of NTT DoCoMo Inc., valued at 319.8 billion, to NTT DoCoMo Inc. NTT also sold 83,277 shares of NTT Urban Development Co., worth 35.6 billion yen, in connection with the subsidiary’s listing on the First Section of the Tokyo Stock Exchange in November 2004.

As a result of these activities, NTT’s operating revenues for the fiscal year ended March 31, 2005 amounted to 323.2 billion yen (an increase of 25.2% from the previous year) and recurring profit amounted to 151.7 billion yen (an increase of 92.8% from the previous year). NTT’s net income amounted to 455.6 billion yen (an increase of 89.6% from the previous year) due to the registering of profits from the sale of NTT DoCoMo and NTT Urban Development shares as extraordinary profits of 319.1 billion yen and 31.4 billion yen, respectively.

Additionally, in accordance with a resolution passed at NTT’s 19th General Shareholders’ Meeting held on June 29, 2004 authorizing NTT to repurchase up to 1 million shares of its own common stock at a cost of up to 600 billion yen, NTT repurchased 800,145 of its own shares at a cost of 366,466,410,000 yen during the period under review.

(2) Review of Group Operation

[1] Share ownership and exercise of voting rights

NTT exercises its rights as a shareholder using the criterion of whether or not the NTT Group companies are developing their businesses appropriately and independently in line with the general direction in which the NTT Group is moving. The exercising of shareholder rights manifested itself in NTT voting for the approval of a number of resolutions at the ordinary general meetings of NTT Group companies that took place in the fiscal year ended March 31, 2005. At those meetings, it was determined that the business practices, financial status, retained profits and other conditions of the NTT Group member companies during the fiscal year ended March 31, 2004 had been appropriately in line with that of the NTT Group as a whole. Following this decision, NTT voted to approve the proposed appropriations of unappropriated retained earnings, based on proposals by each of the NTT Group companies, as well as the election of directors and other matters. As a result of these appropriations, NTT received 144 billion yen in dividends (dividends for the previous fiscal year amounted to 71.5 billion yen).

Notes:

(1)	The business development activities of the principal NTT Group companies during the fiscal year ended March 31, 2004 were as follows.

Besides focusing on the expansion of optical access and other broadband services, the two regional companies worked to reduce commission and other costs by increasingly utilizing the services of the outsourcing companies established in each region to accept orders and undertake other business operations such as infrastructure maintenance.

In addition to expanding OCN services, NTT Communications Corporation worked to strengthen the competitiveness of its IP services and expand these services to global markets.

Along with the reorganization of group companies involved in the development of regional businesses, maintenance and group companies developing operation services, NTT Data Corporation promoted new business through joint capital investments and business alliances with client companies.

NTT DoCoMo endeavored to further spread its FOMA services by expanding its coverage areas and diversifying charges, and focused on the global development of its i-mode service.

(2)	The major business developments pertaining to each of the main NTT Group companies during the fiscal year under review are described on pages 5-7 of this report.

The public repurchase by NTT DoCoMo, Inc. of 2,324,153 of its own shares, including 1,748,000 shares sold by NTT, resulted in a decrease in the percentage of NTT’s voting rights in NTT DoCoMo, Inc. from 63.6% to 63.0%. In addition, as a result of the sale of 83,277 shares of common stock of NTT Urban Development Co., accompanying the listing of that company on the Tokyo Stock Exchange, NTT’s voting rights in NTT Urban Development Co. were reduced from 100.0% to 67.3%.

[2] Provision of advice and mediation services to NTT Group companies

To manage the NTT Group effectively, NTT provided NTT Group companies with advice, mediation and other services.

In practical terms, as a step towards the realization of its “Vision for a New Optical Generation”, NTT formulated the “NTT Group’s Medium-Term Management Strategy”. We also provided advice and mediation services aimed at broadband service development and promoting international businesses. In remuneration for these services, the Company received 20.9 billion yen in Group management and administration revenue (a year-on-year decrease of 0.2%). With the benefit of such advice, mediation and other services, the principal NTT Group companies engaged in the following principal business development activities during the year.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

During the fiscal year under review, NTT East and NTT West continued working actively to reinforce their revenue structures by taking such measures as expanding broadband services and adopting strategies to enhance competitiveness in the fixed-line telephone market, and to improve management efficiency.

In the field of broadband services, in order to increase the number of subscribers to optical access services, NTT East and NTT West began providing a high-quality “Hikari Denwa” IP Telephony Service which provides low-priced voice transmissions with the same quality as fixed telephone lines, first to condominiums, and then to single-family dwellings. With regard to the Corporate IP Telephony Service introduced to respond to the growing IP telephony demand of large corporate customers, the two companies eased usage conditions so that corporations with fewer telephone lines can also benefit from this service. Besides these measures, NTT East and NTT West strove to gain a better position in the fiber access market through such measures as rate reductions and limited-time discount offers.

With a view to spurring the demand for optical access services, NTT East and NTT West promoted sales of a newly introduced IP video telephone terminal, while playing an active part in the launch of video distribution services offered by companies both inside and outside the NTT Group. The video distribution services will enable customers to enjoy film and music video content using home TVs.

The fixed-line telephone sector is experiencing even harsher competition as a result of other telecommunications carriers’ full-scale entry into the basic service fees market by providing fixed telephone services using dry copper lines. In order to deal with this new competition, NTT East and NTT West worked to improve competitiveness through such measures as basic monthly charge reductions and the provision of a new flat-rate intra-prefectural call discount service called “Ichirittsu”.

NTT East and NTT West also continued to advance their structural reforms and to improve 5 managerial efficiency by taking further cost-reduction measures and expanding the range of work entrusted to the Group’s regional outsourcing companies in order to reduce consignment costs. Despite these managerial efforts made under difficult business conditions exemplified by the keen competition in the broadband market and a shrinking and intensified fixed-line market, the operating revenues at NTT East amounted to 2,180.9 billion yen, (a decrease of 3.8% from the prior year) and the operating revenues at NTT West amounted to 2,098.0 billion yen (a decrease of 3.2% from the prior year).

Other Group member companies

(a)	NTT Communications Corporation

During the fiscal year under review, NTT Communications actively engaged in the promotion of IP services in both domestic and global markets and at the same time strove to strengthen the competitiveness of fixed-telephone services.

For individual customers, NTT Communications made efforts to increase the number of IP service subscribers. Specific measures taken included the expansion of B FLET’S-compatible OCN services and the provision of the “OCN Music Store” music distribution service and “OCN Theater” video distribution service.

For corporations, the company met the diverse needs of customers by launching the “.Phone Business V” videophone service for video communication between personal computers and FOMA mobile phones, and providing an integrated maintenance and monitoring service made possible by effectively combining various VPN services. NTT Communications also started offering a security inspection service that provides constant monitoring of customers’ communication networks and reports problems based on the analysis of monitored data.

NTT Communications also advanced the global development of its IP services especially in Asia, where many multinational corporations are increasing their presence. Specifically, the company became the first Japanese communications company to provide international IP-VPN services in India.

For fixed-line services, NTT Communications launched the “PL@TINUM LINE” rate discount service for domestic and international calls as well as calls to mobile phones.

Despite these diverse managerial efforts made in a severe business environment, with heightened levels of industry competition and the contraction of the fixed-line market, NTT Communications’ operating revenues for the fiscal year ended March 31, 2005, were 1,090.0 billion yen (a decrease of 1.5% from the prior year).

(b)	Other NTT Group companies

During the fiscal year under review, NTT DATA set its sights on promoting new businesses together with its customer firms in the form of business alliances or joint investments and providing customer value to become number one in customer satisfaction. With that objective in mind, it adopted policies designed to improve its basic organizational fitness and promote further growth.

With regard to improving basic organizational fitness, the company worked to strengthen its marketing capability and improve the business process by ensuring that marketing managers steadily implement action plans developed based on the results of customer satisfaction surveys. At the same time, steps have been taken to improve competitiveness in system-integration by improving and stabilizing the R&D process, accumulating business know-how, and creating system environments that support these initiatives.

Concerning strategies for further growth, the company has taken steps such as expanding its hiring of skilled and experienced personnel in an effort to enhance its marketing and development capabilities in the enterprise systems area. It also conducted validation tests on a tracking system for the pharmaceutical distribution process using RFID tag technologies and developed solutions capitalizing on open source software.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year under review amounted to 854.1 billion yen (an increase of 0.9% from the prior year).

During the fiscal year under review, NTT DoCoMo focused on upgrading its FOMA and other mobile communications services by enhancing its product lineup through the provision of terminals with superior functions and designs. The company also worked to lower call charges and diversify its price structure by increasing the discount rate of the “Family Discount” service and introducing a flat-rate packet option called “Pake-Hodai” to its i-mode services.

Also, as part of its efforts to seize profit-earning opportunities, NTT DoCoMo initiated the “i- mode FeliCa” service that enables users to make electronic payments and sought to expand the penetration of visual communications using the FOMA videophone service. The company also promoted its global operations and expanded its global i-mode service alliances.

In a business climate where competition concerning fees and services in the mobile telecommunications market is becoming increasingly severe, despite implementation of the above initiatives, NTT DoCoMo’s consolidated operating revenues amounted to 4,844.6 billion yen for the period under review (a decrease of 4.0% from the prior year).

Note :	The consolidated financial statements of NTT DoCoMo, Inc. are prepared in accordance with U.S. generally accepted accounting principles.

(3) Fundamental research and development activities

With its focus on developing secure, safe and convenient broadband and ubiquitous services, NTT promoted fundamental research and development primarily into building new-generation network architecture while also working to develop advanced technologies for the future.

As regards future high capacity communication network research and development, with the aim of achieving even greater capacity communications, NTT succeeded in testing the world’s first multiplex transmission of 1,000 wavelengths on a single optical fiber. In the field of optical access networks NTT is developing a GE-PON system to realize a faster and more stable service at a more reasonable rate than the current system. At the same time we are upgrading our wireless IP access system to enable service provision in regions where broadband is difficult to access through a combination of optical fiber and wireless equipment. Additionally, with the aim of realizing a resonant communications environment we are moving forward with the development of an interactive video communication service through linkage of fixed line and mobile communications.

For movies and other high volume content, we developed ultra-high-definition video technology capable of transmitting and reproducing video broadcasts in the 8-megapixel class (approximately four times the resolution of current Hi-Vision) while maintaining a high level of security. We developed “high-efficiency similar text search engine” technology that displays news articles tailored to customer interests, and “Multi-media Meister”, which searches for similar contents based on visual image characteristics. We tested these technologies with a view to their application on the “goo” portal site.

To sustain business development, NTT is pursuing the development of fundamental technologies attuned to the Group’s long-term business strategy, and we are steadily promoting research into quantum computer technology that dramatically boosts performance compared with conventional computers. On another front, we are developing “RedTacton” technology to realize communication with computers through touching, holding and other natural human movements.

In addition, we are continuing with programs aimed at protecting the global environment. To this end, we are developing a system of quantitatively assessing the environmental impact of teleconferencing and other info-communication systems, and we are also involved in high-level development of systems that quickly detect minute quantities of atmospheric and other pollutants and present the results on an environmental information network.

Further, through the close collaboration of Group companies, the “Comprehensive Commercialization Functions” program that we introduced last year links the results of R&D with our businesses. We worked towards commercialization of “VASA”, which enables high-speed and high-quality processing on a single-chip LSI for such applications as Hi-Vision video (e.g., land based digital broadcasting). Other applications include the ultra-miniature infra-red transceiver known as VoiceUbique, VUI (Voice User Interface) capable of providing high-grade audio information on a par with that of FM broadcasts, and FingerQuick, a compact, lightweight tool for control and generation of fingerprints for biometric identification.

As a result, the total expenditure on research and development for the year amounted to 146.9 billion yen (a decrease of 4.6% from the prior year). In remuneration for these research and development activities, NTT received fundamental research and development revenues of 139.2 billion yen (a decrease of 5.2% from the prior year).

(4) External financing and capital investment of the corporate group

[1] External financing

The NTT Group raised long-term funding for equipment investment, etc., in the amount of 344.4 billion yen. Further, NTT issued the following corporate bonds and notes and effected long-term borrowings to raise capital for capital investments by the two regional companies as well as NTT Communications Corporation.

Long-Term Debts

	Amount	Details
Bonds and notes	137.9 billion yen	NTT bonds: 70.0 billion yen Euro bonds: 0.5 billion Euro (Domestic currency: 67.9 billion yen)
Long-term borrowings from banks	99.7 billion yen

Total	237.6 billion yen

[2] Capital investment

The NTT Group invested a total of 2,057.4 billion yen (an increase of 2.2% from the prior year) in response to demand for services.

NTT invested a further 22.7 billion yen (an increase of 19.8% from the prior year) in research facilities required for key fundamental research and development.

2. ISSUES FACING THE COMPANY

While the Japanese economy is expected to continue to recover steadily during the forthcoming fiscal year, due to signs of uncertainty observed in some sectors of Japanese industry, careful attention must be paid to trends in inventory adjustment and international conditions.

In the telecommunications market, ubiquitous broadband communications continue to spread rapidly. The market can be expected to grow even further as evidenced by the proliferation of network- compatible consumer electronics products and the introduction of various solutions combining fixed-line and mobile communications. Given the rapid pace of growth, it is expected that numerous new participants will continue to enter this market based on a wide range of business models. Possible alliances among companies from different industries indicate that competition will become even more intense in the future.

Meanwhile, amid the rapid penetration of communications technologies as a new social infrastructure, including broadband and mobile communications, there are growing social expectations that information technology will help find solutions to such issues as the achievement of more secure and safer lifestyles.

Under these conditions, the NTT Group will continue to harness its comprehensive strengths in accordance with the “NTT Group’s Medium-Term Management Strategy” and develop and provide ubiquitous broadband services that combine fixed-line and mobile communications. Through such undertakings, the Group will contribute to finding solutions to social issues, including providing enhanced support for nursing care, remote medical treatment, and preventive medicine. The NTT Group will also put effort into creating a framework for achieving quality and reliable networks and guaranteeing connectivity with other telecommunications carriers in order to construct a high-quality, flexible, and security-assured next-generation network. By integrating this network with optical access services, the Group will provide superior and highly flexible services that integrate the features of fixed- line networks and IP networks.

The NTT Group will continue to make an all-out effort to market its optical access services by reinforcing its sales forces and upgrading services and expanding service areas of the “Hikari Denwa” IP Telephony Service, which has achieved low-priced voice transmission with the same quality as fixed telephones. The Group will also strengthen the competitiveness of FOMA services and for this purpose will provide attractive products and services, introduce an easy-to-understand fee structure, and improve network quality. Further efforts will be made to create a new revenue base by proposing various ways to utilize FOMA, including i-mode FeliCa electronic payment services that collaborate with shops and public transportation systems and the use of FOMA as a remote monitoring device.

On the other hand, the NTT Group will continue to move forward on structural reforms and will aim to transform its business and financial structures by improving operating efficiency and expanding into new business fields. With regard to the personal information of customers, the entire NTT Group will be committed to conducting continuous review of its personal data management systems to ensure a rigorous framework.

NTT will continue to apply the managerial resources of the NTT Group in a proactive and flexible manner and will take advantage of the benefits of NTT’s holding company structure to promote unified research and development of fundamental technologies. NTT will also provide NTT Group companies with advice and other assistance, including assistance with their efforts to obtain cost-effective financing.

On the research and development front, NTT Group will continue to focus its efforts on the creation of basic technologies required to support the development of secure, dependable and convenient broadband and ubiquitous services, and will utilize the “Comprehensive Commercialization Functions” to promote the commercialization of the products of research and development in collaboration with NTT Group companies. NTT will also continue to promote the dissemination of achievements in basic research and development, and to contribute to the standardization of technologies, including the development of industry standards, and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Through the activities described above, the NTT Group will continue to work to improve the business of its member companies.

NTT looks forward to the continued understanding and support of all shareholders in these undertakings.

[Glossary of Terms]

Explanations of specialist terminology contained in the text are given below.

• ADSL (Asymmetric Digital Subscriber Line)

A high-speed Internet connection service (particularly downstream) that uses existing copper-wire circuits.

• Broadband

High-speed, high-capacity communications.

• Dry Copper

Existing phone lines not utilized by the two regional companies. Other companies lease these lines and use their own switches and other equipment connected to customer telephones to provide a fixed telephone service.

• GE-PON (Gigabit Ethernet-Passive Optical Network)

Shared system that offers multiple users a 1 Gigabit/s transfer rate for both uploading and downloading. One gigabit is 1 billion bits.

• IP (Internet Protocol)

A defined communications method used over the Internet.

• IT

Information technology

• Network Architecture

Conditions required by a network configuration for achieving functions to be offered by a communication network.

• Open Source Software

Software that has entered the public domain and is available free of charge via the Internet for anyone to modify and distribute.

• Optical access services

Internet connection services that provide high connectivity both upstream and downstream using optical fibers.

• Outsourcing

Entrusting of entire aspects of company operations to an external contractor.

• Portal Site

The first internet entry site encountered on accessing an information network.

• Resonant communications environment

A next-generation fiber-optic communications environment that:

•	is broadband and interactive;

•	allows connection to anyone, anywhere, at any time over ubiquitous networks;

•	is secure, dependable, simple and convenient to use; and

•	enables individuals and corporations to move forward with their pursuits, in resonance with the surrounding world.

• Solution

IT systems providing answers to or fulfilling demands of customers’ business problems.

• SI (System Integration)

Offering of batched services including information system setup, operation and maintenance/management by connection of computers, private branch exchanges and other equipment.

• Ubiquitous

The ability to make a connection over an information network such as the Internet at any time and from any location.

• VPN (Virtual Private Network)

A service that creates a virtual network for a client within a network; because third parties cannot enter, this provides a private network that is restricted to a specific set of users.

3. BUSINESS RESULTS AND FINANCIAL POSITION

(1) Changes in business results and financial position of the corporate group

	17th fiscal year, ended March 31, 2002	18th fiscal year, ended March 31, 2003	19th fiscal year, ended March 31, 2004	20th fiscal year, ended March 31, 2005
Operating revenues (billions of yen)	11,027.8	10,923.1	11,095.5	10,805.9
Income before income taxes (billions of yen)	(90.5)	1,405.0	1,527.3	1,723.3
Net income (billions of yen)	(834.7)	233.4	643.9	710.2
Net income per share (yen)	(51,732.00)	14,549.03	40,607.65	45,891.26
Total assets (billions of yen)	21,424.8	19,783.6	19,434.9	19,098.6
Net assets (billions of yen)	5,865.1	5,637.6	6,398.0	6,768.6
Net assets per share (yen)	363,512.80	353,843.88	406,447.52	453,059.74

Notes:	1.	The consolidated financial statements of NTT are prepared in accordance with U.S. generally accepted accounting principles.
	2.

Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year.

	3.	( ) indicates a loss.

•	In the 17th fiscal year, though NTT DoCoMo increased earnings through the proliferation of mobile multimedia, the East and West regional companies and NTT Communications lost income due to the effect of charge reductions and increasingly severe competition. As a result, operating revenues amounted to 11,027.8 billion yen. Factoring in losses accompanying impairment treatment for investment in overseas companies and costs related to retirement benefits, the net income (loss) before income taxes amounted to 90.5 billion yen and net income (loss) to 834.7 billion yen.

•	In the 18th fiscal year, with revenues declining due to intensified competition for the East and West regional companies and NTT Communications in the fixed-line telephone business and the effects of the shrinking market, and the slow growth of NTT DoCoMo’s revenue, operating revenues were 10,923.1 billion yen. Due to the cost reduction effect of structural reforms, net income before taxes amounted to 1,405 billion yen. Net income for the period, after factoring in losses accompanying impairment treatment for investment in overseas companies, amounted to 233.4 billion yen.

•	In the 19th fiscal year, revenues for the East and West regional companies and NTT Communications continued to decline due to the shrinking fixed-line telephone market, while income of NTT DoCoMo’s revenues, mainly in its i-mode service, remained firm. As a result, operating revenues amounted to 11,095.5 billion yen, net income before taxes to 1,527.3 billion yen and net income to 643.9 billion yen.

•	For a review of NTT’s performance during the 20th fiscal year, please see “1. Business Conditions and Results of the Corporate Group.”

(2) Changes in business results and financial position of the Company

	17th fiscal year, ended March 31, 2002	18th fiscal year, ended March 31, 2003	19th fiscal year, ended March 31, 2004	20th fiscal year, ended March 31, 2005
Operating revenues (billions of yen)	314.2	222.0	258.1	323.2
Recurring profit (billions of yen)	92.7	15.4	78.6	151.7
Net income (billions of yen)	86.8	81.1	240.3	455.6
Net income per share (yen)	5,381.15	5,056.23	15,150.87	29,439.71
Total assets (billions of yen)	8,784.6	9,059.1	8,616.7	8,401.4
Net assets (billions of yen)	5,188.5	5,101.6	5,167.8	5,170.2
Net assets per share (yen)	321,581.10	320,204.07	328,297.58	346,069.68

Note:	Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year. Accounting Standard for Earnings per Share (Accounting Standards Board of Japan Statement 2, issued on September 25, 2002) has been applied from the fiscal year ended March 31, 2003.

•	In the 17th fiscal year, NTT was involved in promoting fundamental research and disseminating its results, in exercising its rights as a shareholder, and in providing advice and mediation services to the NTT Group to support its effective management and to provide assistance with structural reforms as required. These activities included the formulation of the “NTT Group Three-Year Business Plan” (the fiscal year ended March 31, 2002 - 2004). As a result, operating revenues amounted to 314.2 billion yen, with recurring profit of 92.7 billion yen and net income of 86.8 billion yen.

•	In the 18th fiscal year, as a result of advice and mediation services aimed at realizing effective NTT Group management through advances in fundamental research and development and the dissemination of its results, the exercise of shareholder voting rights in each NTT Group company, and formulation of the “NTT Group Three-Year Business Plan” (the fiscal year ended March 31, 2003 - 2005) and the “Vision for a New Optical Generation”, operating revenues for the year totaled 222.0 billion yen, while recurring profits were 15.4 billion yen and net income for the year amounted to 81.1 billion yen.

•	In the 19th fiscal year, as a result of advice and mediation services aimed at realizing effective NTT Group management through advances in fundamental research and development and the dissemination of its results, the exercise of shareholder voting rights in each NTT Group company, and formulation of the “NTT Group Three-Year Business Plan” (the fiscal year ended March 31, 2004 - 2006) and the “Vision for a New Optical Generation”, operating revenues for the year totaled 258.1 billion yen, while recurring profits were 78.6 billion yen and net income for the year amounted to 240.3 billion yen.

•	For a review of NTT’s performance during the 20th fiscal year, please see “1. Business Conditions and Results of the Corporate Group.”

II. GENERAL CONDITIONS OF THE CORPORATE GROUP AND THE COMPANY (as of March 31, 2005)

1. MAIN BUSINESSES OF THE CORPORATE GROUP

The main businesses of the NTT Group are as follows.

Company	Main businesses
Nippon Telegraph and Telephone Corporation (NTT)	Ownership of shares, exercise of rights as shareholder of Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and other Group companies, mediation, advice and other support to Group companies, research into fundamental telecommunications technologies, and new business development.

Nippon Telegraph and Telephone East Corporation	Regional telecommunications operations in the eastern part of Japan.

Nippon Telegraph and Telephone West Corporation	Regional telecommunications operations in the western part of Japan.

NTT Communications Corporation	Inter-prefectural and international telecommunications operations and multi-media network services.

NTT Data Corporation	Data communications systems service business and network system service business.

NTT DoCoMo, Inc.	Mobile phone business, PHS business, and “Quickcast” business.

Notes:	1.	Acceptance of new subscriptions for Quickcast services was terminated as of June 30, 2004.
	2.	Acceptance of new subscriptions for PHS services was terminated as of April 30, 2005.

2. PRINCIPAL CENTERS OF THE CORPORATE GROUP

Nippon Telegraph and Telephone Corporation (NTT)

Head office: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

R&D facilities:	[	Laboratory Groups Cyber Communications Laboratory Group (Kanagawa) Information Sharing Laboratory Group (Tokyo) Science & Core Technology Laboratory Group (Kanagawa) Laboratories: 12	]

Nippon Telegraph and Telephone East Corporation

19-2, Nishi-shinjuku 3-chome, Shinjuku-ku, Tokyo

Nippon Telegraph and Telephone West Corporation

3-15, Banba-cho, Chuo-ku, Osaka

NTT Communications Corporation

1-6, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

NTT Data Corporation

3-3, Toyosu 3-chome, Koto-ku, Tokyo

NTT DoCoMo, Inc.

11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo

3. EMPLOYEES

(1)	Number of employees in the NTT Group: 201,486

(2)	Number of employees in principal subsidiaries

Nippon Telegraph and Telephone East Corporation	No. of employees: 14,207
Nippon Telegraph and Telephone West Corporation	No. of employees: 12,855
NTT Communications Corporation	No. of employees: 7,708
NTT Data Corporation (Consolidated)	No. of employees: 18,720
NTT DoCoMo, Inc. (Consolidated)	No. of employees: 21,527

(3)	Number of employees in the Company

Number of employees (change from end of previous fiscal year)	Average age	Average working years
2,792 (a decrease of 264 over the previous year)	38.2	14.2

4. SHARES AND SHAREHOLDERS

(1)	Total number of shares authorized to be issued by the Company:	61,929,209 shares

(2)	Total number of shares issued:	15,741,209 shares

(3)	Acquisition, appropriation and ownership of treasury stock

1. Acquired stock
Ordinary shares: 801,442.37
Total acquisition price: 367,102 million yen

2. Ownership at fiscal year-end
Ordinary shares: 801,450.67

(4)	Number of shareholders (including holders of odd-lot shares):	1,735,784

(5)	Principal shareholders:

			Investment by NTT in principal shareholder
Name	Number of shares held	Voting right ratio (%)	Number of shares held	Ratio of total shares issued
The Minister of Finance	6,431,810.26	43.20	0	0

Japan Trustee Services Bank, Ltd. (Trust Account)	594,411.00	3.99	0	0

The Master Trust Bank of Japan, Ltd. (Trust Account)	489,163.00	3.29	0	0

Moxley and Company	301,268.00	2.02	0	0

The Chase Manhattan Bank, N.A. London	275,381.00	1.85	0	0

State Street Bank and Trust Company 505103	176,224.00	1.18	0	0

NTT Employee Share-Holding Association	141,092.22	0.95	0	0

Nippon Life Insurance Company	95,953.68	0.64	0	0

State Street Bank and Trust Client Omnibus Account OM02	84,278.00	0.57	0	0

The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	81,699.00	0.55	0	0

Note:     NTT’s holdings of 801,450.67 of its own shares are not included in the above figures .

5. SUBSIDIARIES

(1) Principal Subsidiaries

Company	Capitalization (millions of yen)	NTT’s voting right ratio (%)	Main line of business
Nippon Telegraph and Telephone East Corporation	335,000	100.0	As described under “1. Main businesses of the corporate group”.
Nippon Telegraph and Telephone West Corporation	312,000	100.0
NTT Communications Corporation	211,650	100.0
NTT Data Corporation	142,520	54.2
NTT DoCoMo, Inc.	949,679	63.0

(2) Other Subsidiaries

Company	Capitalization	NTT’s voting right ratio (%)	Main line(s) of business
NTT USA, Inc.	US$7,676.24 million	0 (100.0)	Investment and management administration for firms providing Arcstar services in North America

Verio Inc.	US$7,229.61 million	0 (100.0)	Provision of Internet solution services in North America

NTT Urban Development Co.	JPY48,760 million	67.3	Real-estate leasing and sale

NTT America, Inc.	US$256.59 million	0 (100.0)	Provision of Arcstar services in North America

NTT DoCoMo Kansai, Inc.	JPY24,458 million	0 (100.0)	Cellular telecommunications services PHS services, Quickcast services

NTT DoCoMo Tokai, Inc.	20,340	0 (100.0)	Cellular telecommunications services PHS services, Quickcast services

NTT Comware Corporation	20,000	100.0	Development, production, operation and maintenance of information communications systems and software

NTT Resonant Inc.	JPY20,000 million	100.0	Development of video communications services, development of broadband portal services

NTT DoCoMo Kyushu, Inc.	15,834	0 (100.0)	Cellular telecommunications services PHS services, Quickcast services

NTT DoCoMo Hokkaido, Inc.	15,630	0 (100.0)	Cellular telecommunications services PHS services, Quickcast services

NTT DoCoMo Tohoku, Inc.	14,981	0 (100.0)	Cellular telecommunications services PHS services, Quickcast services

NTT DoCoMo Chugoku, Inc.	14,732	0 (100.0)	Cellular telecommunications services PHS services, Quickcast services

NTT Europe Ltd.	GBP 81.16 million	0 (100.0)	Provision of Arcstar services in Europe

NTT AUSTRALIA PTY. LTD.	AU$218.73 million	0 (100.0)	Provision of Arcstar services in Australia

NTT Facilities, Inc.	JPY12,400 million	100.0	Design, management and maintenance of buildings, equipment and electric power facilities

Notes:	1.	Voting rights of the Company in NTT Urban Development Co., were reduced from 100.0% to 67.3% as a result of sale by the Company of NTT Urban Development’s stock when this subsidiary became listed on the Tokyo Stock Exchange.
	2.	The figures in parenthesis represent voting right percentage of NTT through its subsidiaries.

(3) Business Results of Principal Consolidated Subsidiaries

Company	Net sales (millions of yen)	Net income (millions of yen)
Nippon Telegraph and Telephone East Corporation	2,180,928	58,129
Nippon Telegraph and Telephone West Corporation	2,098,048	41,097
NTT Communications Corporation	1,090,072	24,612
NTT Data Corporation (consolidated)	854,154	20,110
NTT DoCoMo, Inc. (consolidated)	4,844,610	747,564

Consolidated sales and net consolidated income for the current year	10,805,868	710,184

Notes:	1.	Including the major subsidiaries listed above, there are 397 consolidated subsidiaries and 145 equity-method affiliates.
	2.	The consolidated financial statements of NTT and NTT DoCoMo, Inc. are prepared in accordance with U.S. generally accepted accounting principles.

6. PRINCIPAL LENDERS

Name of lender	Borrowings outstanding (millions of yen)	Number of shares of NTT owned by the lenders and voting right ratio
		Shares	%
Development Bank of Japan	256,136	0	0
Nippon Life Insurance Company	120,000	95,953.68	0.64
The Dai-ichi Mutual Life Insurance Company	120,000	74,860.00	0.50
Mizuho Corporate Bank, Ltd.	106,201	23,538.00	0.16
Meiji Yasuda Life Insurance Company	93,000	9,123.00	0.06
Sumitomo Life Insurance Company	85,000	4,600.00	0.03
Sumitomo Mitsui Banking Corporation	53,208	15,096.00	0.10
National Mutual Insurance Federation of Agricultural Coorperatives	53,000	23,083.00	0.16
The Mitsubishi Trust And Banking Corporation	50,000	44.02	0.00
The Sumitomo Trust & Banking Co., Ltd.	50,000	53.00	0.00

7. DIRECTORS AND CORPORATE AUDITORS

Position	Name	Area(s) of responsibility or principal occupation
President and Representative Director	Norio Wada

Senior Executive Vice Presidents and Representative Directors	Toyohiko Takabe Ryuji Yamada	In charge of business strategy In charge of technical strategy and resonant promotion

Senior Vice Presidents	Yuji Inoue	Director, Department III
In charge of intellectual property

	Shin Hashimoto	Director, Department II

	Masaki Mitsumura	Director, Department V

	Hiroo Unoura	Director, Department I

	Ken Yagi	Director, Department IV

Chief Executive Counselor, Member of the Board	Haruki Matsuno

Directors	Takashi Imai	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

	Yotaro Kobayashi	Chairman and Representative Director of Fuji Xerox Co., Ltd.

Full-time Corporate Auditors	Takao Nakajima

Yoshio Miwa

Masamichi Tanabe

Corporate Auditors	Masao Iseki Yasuchika Negoro	Lawyer

Notes:

1.	Of the Senior Vice Presidents, Messrs. Takashi Imai and Yotaro Kobayashi are outside Directors assigned in accordance with Paragraph 2, Item 7-2 of Article 188 of the Commercial Code.
2.	Of the Corporate Auditors, Messrs. Takao Nakajima and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with Paragraph 1 of Article 18 of the Law of Special Exceptions to the Commercial Code Regarding Corporate Auditing.

Directors and Corporate Auditor who retired during the fiscal year are as follows:

Position	Name	Date of retirement
Senior Executive Vice President	Hiromi Wasai	June 29, 2004

Executive Vice President	Satoru Miyamura	June 29, 2004

Chief Executive Counselor, Member of the Board	Jun-ichiro Miyazu	June 29, 2004

Corporate Auditor	Keisuke Sada	June 29, 2004

8. AMOUNTS PAYABLE TO ACCOUNTING AUDITORS

The amounts payable by NTT and its subsidiaries to accounting auditors are as follows:

Amount payable
1. Total remuneration to accounting auditors of NTT and its subsidiaries	1,419 million yen

2. In 1 above, the total amount payable as remuneration for audit certification pursuant to the Certified Public Accountants Law, Article 2, Paragraph 1.	1,419 million yen

3. In 2 above, the amount NTT is liable to pay accounting auditors in remuneration.	140 million yen

Note:	The auditing agreement between the Company and its accounting auditors does not segregate the amount of remuneration to auditors pursuant to the Law for Special Exceptions to the Commercial Code and the amount of remuneration for auditing pursuant to the Securities Exchange Law. As these amounts cannot, as a practical matter, be calculated separately, the amount recorded in section 3 of the above table is the total for both categories of service.

III. MAJOR EVENTS AFTER THE END OF THE FISCAL YEAR

1.	At the meeting of the Board of Directors held on March 29, 2005, it was resolved that, during the period from April through June 2005, NTT would issue a total amount of not more than 150 billion yen in bonds, including NTT bonds, foreign currency denominated bonds and other bonds.

2.	In April 2005, the Board of Directors of NTT subsidiary NTT DoCoMo, Inc. and its eight regional subsidiaries (NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc.) decided to cease providing Quickcast services as of March 31, 2007 in the view that the improvement of profitability of Quickcast business is unlikely considering the downward trend in the number of subscribers.

3.	On April 27, 2005, NTT subsidiary NTT DoCoMo, Inc. entered into an agreement with Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that NTT DoCoMo and these companies would jointly promote the new credit transaction services which use the “Mobile Wallet” phones and NTT DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, NTT DoCoMo plans to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately 98 billion yen, including new shares to be issued by Sumitomo Mitsui Card.

4.	NTT subsidiary NTT DoCoMo, Inc. agreed to sell its entire shares of Brilliant Design Limited (“BD”), which has 20% ownership of Hutchison 3G UK Holdings Limited (“H3G UK”), to Hutchison Whampoa Limited (“HWL”) for a total consideration of 120 million GBP in a Sale and Purchase Agreement signed between NTT DoCoMo and HWL. Under the terms of the agreement, NTT DoCoMo will receive the payment in three installments, the final installment of which is expected to be made in December 2006. On May 9, 2005 NTT DoCoMo received a notice from HWL that HWL exercises its right to accelerate completion of the payment. In accordance with the agreement, NTT DoCoMo will complete the sale of BD shares to HWL on June 23, 2005.

Note:	Figures in this business report that are compiled in accordance with Japanese generally accepted accounting principles are rounded down to the nearest unit. Figures compiled in accordance with U.S. generally accepted accounting principles are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET

(at March 31, 2005)

(millions of yen)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	1,381,959
Short-term investments	264,455
Notes and accounts receivable, trade	1,846,176
Allowance for doubtful accounts	(35,912)
Inventories	284,826
Prepaid expenses and other current assets	453,173
Deferred income taxes	321,936

TOTAL CURRENT ASSETS	4,516,613

PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	13,945,449
Telecommunications service lines	12,865,704
Buildings and structures	5,602,881
Machinery, vessels and tools	1,918,728
Land	837,103
Construction in progress	258,455
Accumulated depreciation	(24,947,768)

TOTAL PROPERTY, PLANT AND EQUIPMENT	10,480,552

INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	178,033
Marketable securities and other investments	438,159
Goodwill, net	320,536
Other intangibles, net	1,329,631
Other assets	707,543
Deferred income taxes	1,127,517

TOTAL INVESTMENTS AND OTHER ASSETS	4,101,419

TOTAL ASSETS	19,098,584

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	422,886
Current portion of long-term debt	779,198
Accounts payable, trade	1,465,229
Accrued payroll	493,935
Accrued interest	18,200
Accrued taxes on income	115,084
Accrued consumption tax	16,034
Advances received	67,389
Other	301,624

TOTAL CURRENT LIABILITIES	3,679,579

LONG-TERM LIABILITIES
Long-term debt	4,323,751
Obligations under capital leases	187,845
Liability for employees’ severance payments	1,861,073
Other	548,464

TOTAL LONG-TERM LIABILITIES	6,921,133

Minority interest in consolidated subsidiaries	1,729,269

SHAREHOLDERS’ EQUITY
Common stock	937,950
Additional paid-in capital	2,799,828
Retained earnings	3,334,866
Accumulated other comprehensive income	63,066
Treasury stock	(367,107)

TOTAL SHAREHOLDERS’ EQUITY	6,768,603

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,098,584

Notes:	1.	In the figures above, amounts less than one million yen are rounded to the nearest unit.
	2.	Significant accounting policies and notes are stated on pages 26 to 27 of this report.

CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2004 to March 31, 2005)

(millions of yen)
OPERATING INCOME (LOSS)
Operating revenues	10,805,868
Fixed voice related services	3,578,092
Mobile voice related services	3,216,107
IP/packet communications services	1,772,737
Sales of telecommunications equipment	688,083
System integration	910,273
Other	640,576
Operating expenses	9,594,667
Cost of services (exclusive of items shown separately below)	2,349,151
Cost of equipment sold (exclusive of items shown separately below)	1,260,252
Cost of system integration (exclusive of items shown separately below)	592,035
Depreciation and amortization	2,141,720
Impairment loss	44,310
Selling, general and administrative expenses	3,207,199
Operating income	1,211,201

OTHER INCOME (EXPENSES)
Total other income and expenses	512,111
Interest and amortization of bond discounts and issue costs	(93,966)
Interest income	26,288
Gains on sales of subsidiary stock	26,984
Gains on sales of investments in affiliated company	508,492
Other, net	44,313

Income before income taxes	1,723,312
Income tax expense (benefit)	713,918
Current income taxes	233,060
Deferred income taxes	480,858
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	1,009,394
Minority interest in consolidated subsidiaries	290,225
Equity in earnings (losses) of affiliated companies	(8,985)

Net income	710,184

Notes:	1.	In the figures above, amounts less than one million yen are rounded to the nearest unit.
	2.	Significant accounting policies and notes are stated on pages 26 to 27 of this report.

BASIC REQUIREMENTS FOR PREPARING CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

1.	Standards for preparation of consolidated financial statements

Pursuant to the provisions of Article 179, Paragraph 1 of the Commercial Code Enactment Regulations, the consolidated accounts of the Company are prepared in terminology, format and preparation method in accordance with U.S. generally accepted accounting principles. However, in accordance with said paragraph, certain statements and notes required by U.S. generally accepted accounting principles are omitted.

2.	Marketable securities

Statement of financial accounting standards (hereafter “SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities” is applied.

[1]	Securities held to maturity

Amortized cost method

[2]	Available-for-sale securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunication equipment to be sold, projects in progress and materials and supplies. Telecommunication equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method.

4.	Depreciation and amortization of fixed assets

[1]	Property, plant and equipment

Declining-balance method with the exception of buildings for which the straight-line method is used

[2]	Goodwill and other intangible assets

Straight-line method with the exception that, in accordance with SFAS No.142 “Goodwill and Other Intangible Assets”, goodwill and intangible assets whose useful life cannot be determined are not amortized, but tested for impairment once or more a year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Liability for employees’ severance payments

In accordance with SFAS No. 87 “Employer’s Accounting for Pensions”, to provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of year-end. If “Liability for employees’ severance payments” is less than the amount that the accumulated benefit obligation, which is the benefit obligation including no assumption about future compensation levels, exceeds the fair value of plan assets, the difference is additionally recognized as minimum pension liability adjustment.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized from the next period on a straight-line basis over the average remaining service periods at the time of recognition.

6.	Consumption Taxes

Consumption taxes are separately accounted for by exclusion from each transaction amount.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	“Accumulated other comprehensive income” represents foreign currency translation adjustment, unrealized gain (loss) on available-for-sale securities, unrealized gain (loss) on derivative instruments and minimum pension liability adjustment.

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees: 30,277 million yen

NOTE TO CONSOLIDATED STATEMENT OF INCOME

Net income per share: 45,891.26

INDEPENDENT AUDITORS’ REPORT (Consolidated)

                            (English Translation)

May 10, 2005
To the Board of Directors
Nippon Telegraph and Telephone Corporation
ChuoAoyama Pricewaterhouse Coopers

Hiroshi Ueno, C.P.A.,
Engagement Partner

Yasushi Hamada, C.P.A.,
Engagement Partner

Kouji Hatsukawa, C.P.A.,
Engagement Partner

KPMG AZSA & Co.

Masanori Sato, C.P.A.,
Engagement Partner

Hideki Amano, C.P.A.,
Engagement Partner

Takuji Kanai, C.P.A.,
Engagement Partner

We have audited, pursuant to Article 19-2, Paragraph 3 of the “Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)”, the consolidated financial statements, which are the consolidated balance sheet and consolidated statement of income, of Nippon Telegraph and Telephone Corporation for the 20th fiscal year from April 1, 2004 to March 31, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These consolidated financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of this audit, it is our opinion that the consolidated financial statements referred to above present fairly the consolidated financial position and consolidated results of operation of Nippon Telegraph and Telephone Corporation and its subsidiaries in conformity with applicable laws and regulations and the Company’s articles of incorporation.

The subsequent events concerning the issue of corporate bonds, termination of the Quickcast service, acquisition of shares in Sumitomo Mitsui Card Co., Ltd., and sale of a subsidiary investment company described in the BUSINESS REPORT “III MAJOR EVENTS AFTER THE END OF THE FISCAL YEAR” will each have a major influence on the assets and or profit and loss conditions of the Company and associated companies in its corporate group from the next fiscal year.

None of ChuoAoyama Audit Corporation, AZSA & Co. or their respective engagement partners have any interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS’ REPORT REGARDING THE CONSOLIDATED FINANCIAL STATEMENTS

(English Translation)

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the consolidated financial statements, including consolidated balance sheet and consolidated statements of income during the 20th fiscal year from April 1, 2004 to March 31, 2005, and, following due discussion at meetings, the Board of corporate Auditors has prepared this report. The Board reports as follows:

1. Outline of audit methodology

In line with the policies of the Board of Corporate Auditors, each Corporate Auditor received reports from the Directors and the Company’s accountants on the consolidated financial statements. In addition, where necessary, they received reports from Company subsidiaries on accounting matters, and examined the operations and assets of such subsidiaries.

2. Audit results

(1)	The methodology and results of the audits conducted by the Certified Public Accountants, Chuo Aoyama Audit Corporation and AZSA & Co. are adequate.

(2)	As a result of the audit of subsidiaries, we ascertain there are no pertinent matters that need to be indicated in the consolidated financial statements.

May 11, 2005

Nippon Telegraph and Telephone Corporation
Board of Corporate Auditors
Full-Time Corporate Auditor	Takao Nakajima
Full-Time Corporate Auditor	Yoshio Miwa
Full-Time Corporate Auditor	Masamichi Tanabe
Corporate Auditor	Masao Iseki
Corporate Auditor	Yasuchika Negoro

Note:	Of the Corporate Auditors, Messrs. Takao Nakajima and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with Item 1 of Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate audits.

END

NON-CONSOLIDATED BALANCE SHEET

(at March 31, 2005)

(millions of yen)
ASSETS	8,401,448

CURRENT ASSETS	668,415
Cash and bank deposits	115,802
Accounts receivable, trade	1,567
Supplies	213
Advance payment	906
Deferred income taxes	5,400
Short-term loan receivable	426,792
Accounts receivable, other	106,596
Other current assets	11,135

FIXED ASSETS	7,732,381
Property, plant and equipment	217,430
Buildings	159,645
Structures	6,690
Machinery, equipment and vehicles	611
Tools, furniture and fixtures	18,296
Land	31,443
Construction in progress	743

Intangible fixed assets	20,892
Software	20,598
Others	293

Investments and other assets	7,494,057
Investment securities	35,089
Investments in subsidiaries and affiliated companies	4,785,083
Long-term loan receivable to subsidiaries	2,617,890
Deferred income taxes	55,129
Other investments	865

DEFERRED ASSETS Discount on bonds payable	652

Total assets	8,401,448

LIABILITIES	3,231,181

CURRENT LIABILITIES	585,071
Accounts payable, trade	1,135
Current portion of corporate bonds	162,685
Current portion of Long-term borrowings	256,244
Accounts payable, other	130,186
Accrued expenses	12,170
Accrued taxes on income	18,197
Advances received	1,049
Deposits received	181
Unearned received	1
Other current liabilities	3,218

LONG-TERM LIABILITIES	2,646,110
Corporate bonds	1,614,827
Long-term borrowings	1,001,578
Liability for employees’ severance payments	29,299
Other long- term liabilities	404

SHAREHOLDERS’ EQUITY	5,170,267
COMMON STOCK	937,950
CAPITAL SURPLUS	2,672,826
Additional paid-in capital	2,672,826

EARNED SURPLUS	1,920,214
Legal reserve	135,333
Reserve for special depreciation	2,394
Other reserve	1,131,000
Unappropriated retained earnings for the year	651,486
Net unrealized gains (losses) on securities	6,384
Treasury stock	(367,107)

Total liabilities and shareholders’ equity	8,401,448

Notes:	1.	In the figures above, amounts less than one million yen are rounded down.
	2.	Significant accounting policies and notes are stated on pages 32 to 33 of this report.

NON-CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2004 to March 31, 2005)

(millions of yen)
OPERATING INCOME (LOSS)
Operating revenues	323,261
Dividends received	144,067
Revenues from Group management	20,931
Revenues from basic R&D	139,234
Other services	19,027
Operating expenses	179,551
Administration	19,178
Experiment and research	124,969
Depreciation and amortization	29,480
Retirement of fixed assets	1,520
Miscellaneous taxes	4,402
Operating income	143,709

NON-OPERATING INCOME (LOSS)
Non-operating revenues	69,483
Interest income	51,374
Lease income	13,636
Miscellaneous income	4,472
Non-operating expenses	61,492
Interest expenses	17,915
Corporate bond interest expenses	35,794
Lease expenses	6,555
Miscellaneous expenses	1,226
Recurring profit	151,700

SPECIAL PROFIT (LOSS)
Special profits	350,659
Gains on sales of investments in affiliated companies	350,659

Income before taxes	502,360
Corporation, inhabitant, and enterprise taxes	53,900
Deferred tax expenses (benefits)	(7,200)
Net income	455,660
Unappropriated retained earnings brought forward	243,048
Interim dividends	47,222
Unappropriated retained earnings for the year	651,486

Notes:	1.	In the figures above, amounts less than one million yen are rounded down.
	2.	Significant accounting policies and notes are stated on pages 32 to 33 of this report.

SIGNIFICANT ACCOUNTING POLICIES

1.	Securities

(1)	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

(2)	Other securities

[1]	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

[2]	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

2.	Supplies

Supplies are stated at cost, which is determined by the last purchase cost method.

3.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. The estimated useful lives and residual value of fixed assets are determined pursuant to the Corporate Income Tax Laws.

Buildings, after having been depreciated based on the Corporate Income Tax Laws until the maximum depreciation amount permitted under the Corporate Income Tax Laws has been reached, continue to be depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over its estimated useful life within five years.

4.	Deferred Assets

Discount on bonds payable is amortized on a straight-line basis over the redemption period. As to bond issue cost, its total amount is expensed at the time of payment.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

No allowance is accrued as of this year-end.

(2)	Liability for employees’ severance payments

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of year-end.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized from the next period on a straight-line basis over the average remaining service periods at the time of recognition.

6.	Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting”. Designation (“Furiate- shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

7.	Consumption Taxes

Consumption taxes are separately accounted for by exclusion from each transaction amount.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1.	Accounts receivable from and payable to the Company’s subsidiaries are as follows:

Short-term accounts receivable:	502,976 million yen
Long-term accounts receivable:	2,618,099 million yen
Short-term accounts payable:	115,098 million yen

2.	Accumulated depreciation of property, plant and equipment amounted to 218,677 million yen.

3.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

4.	Outstanding guarantees: 87,800 million yen

5.	Net asset value in accordance with Item 3 of Article 124 of the Commercial Code Enactment Regulations of Japan: 6,384 million yen

NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1.	Operating expenses incurred through transactions with subsidiaries were 70,558 million yen and operating income through transactions with subsidiaries was 175,891 million yen.

Non-operating transactions with subsidiaries were 76,267 million yen.

2.	Net income per share: 9,439.71

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

Item	Amount
Unappropriated retained earnings for the year	651,486,740,235
Return of reserve for special depreciation to retained earnings	1,863,962,204
Total	653,350,702,439

Proposal for appropriation:
Cash dividends [¥3,000 per share]	44,819,274,990
Bonuses paid to directors and corporate auditors	70,000,000
(Portion paid to corporate auditors)	(19,800,000)
Unappropriated retained earnings carried forward	608,461,427,449

Note:    Interim dividends of 47,222,124,690 yen (3,000 yen per share) was paid to shareholders on December 7, 2004.

INDEPENDENT AUDITORS’ REPORT

                (English Translation)

May 10, 2005
To the Board of Directors
Nippon Telegraph and Telephone Corporation
ChuoAoyama Pricewaterhouse Coopers

Hiroshi Ueno, C.P.A.,
Engagement Partner

Yasushi Hamada, C.P.A.,
Engagement Partner

Kouji Hatsukawa, C.P.A.,
Engagement Partner

KPMG AZSA & Co.

Masanori Sato, C.P.A.,
Engagement Partner

Hideki Amano, C.P.A.,
Engagement Partner

Takuji Kanai, C.P.A.,
Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the “Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)”, the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings, and the supplementary schedules (with respect to accounting matters only) of Nippon Telegraph and Telephone Corporation for the 20th fiscal year from April 1, 2004 to March 31, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3)	The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4)	There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

The subsequent event concerning the issue of corporate bonds, described in the BUSINESS REPORT “III MAJOR EVENTS AFTER THE END OF THE FISCAL YEAR,” will have a major influence on the assets and or profit and loss conditions of the Company from the next fiscal year.

None of ChuoAoyama Audit Corporation, AZSA & Co. or their respective engagement partners have any interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS’ REPORT

                        (English Translation)

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the Directors’ execution of their duties during the 20th fiscal year from April 1, 2004 to March 31, 2005, and, following due discussion at meetings, the Board of Corporate Auditors has prepared this report. The Board reports as follows:

1. Outline of audit methodology

In line with the policies of the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors, as well as other important meetings of the Company. Individually, they received reports from the Directors on the Company’s operations, reviewed important documents requiring internal approval, and examined the operations and assets of the Company head office and R&D laboratories. In addition, where necessary, they received reports from Company subsidiaries on their operations, examined the operations and assets of such subsidiaries, and exchanged information and opinions with the auditors of such subsidiaries. They also made all necessary inquiries to the Certified Public Accountants with regard to their audits, and examined the Company’s financial statements and the supplementary schedules.

2. Audit results

(1)	The methodology and results of the audits conducted by the Certified Public Accountants, ChuoAoyama Audit Corporation and AZSA & Co. are adequate.

(2)	The business report presents fairly the position of the Company, in conformity with applicable laws and regulations and the Company’s articles of incorporation.

(3)	There is nothing unusual that should be noted regarding the proposed appropriation of unappropriated retained earnings in light of the status of the Company’s assets and other circumstances.

(4)	The supplementary schedules state fairly the information required to be set forth therein, and there is nothing unusual that should be noted in this regard.

(5)	With regard to the Directors’ execution of their duties, no illegal act or material facts in violation of laws, regulations or the Company’s articles of incorporation have been noted.

In addition to the audit procedures outlined above, where necessary, the Board of Corporate Auditors took great care to make a particularly detailed inspection and audit of any circumstances surrounding transactions that could have fallen into any of the following categories: (a) transactions by Directors that compete with the business of the Company; (b) transactions between Directors and the Company that are in conflict with the interests of the Company; (c) free distributions of profits undertaken by the Company; (d) extraordinary transactions with any Company subsidiary or shareholder, and (e) the acquisition and disposal of any treasury stock by the Company. As a result of these investigations, the Board of Corporate Auditors found no violation of duties by any Director of the Company in these respects.

(6)	There are no matters that should be noted regarding the execution by Directors of their duties with regard to the Company’s subsidiaries.

May 11, 2005

Nippon Telegraph and Telephone Corporation
Board of Corporate Auditors
Full-Time Corporate Auditor	Takao Nakajima
Full-Time Corporate Auditor	Yoshio Miwa
Full-Time Corporate Auditor	Masamichi Tanabe
Corporate Auditor	Masao Iseki
Corporate Auditor	Yasuchika Negoro

Note:	Of the Corporate Auditors, Messrs. Takao Nakajima and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with Item 1 of Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate audits.

END

REFERENCE DOCUMENTS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Number of voting rights of all the shareholders:

14,888,580

2. Matters for resolution and reference

•   First Item    Approval of proposal of appropriation of unappropriated retained earnings for the 20th fiscal year.

The Company proposes to make an appropriation of unappropriated retained earnings for this fiscal year, as described in the chart on page 35 of this report.

An interim dividend of 3,000 yen per share was paid in December 2004. The year-end dividend for this fiscal year is proposed to also be 3,000 yen per share, taking into consideration shareholders’ interests.

•   Second Item    Repurchase of own shares

To implement a capital policy that takes into account supply and demand conditions of NTT shares, it is proposed that, between the close of this meeting and the next Ordinary General Meeting of Shareholders, the Company shall be authorized to acquire a maximum of 1,250,000 shares of its common stock for a total acquisition cost not exceeding 600 billion yen, in accordance with Article 210 of the Commercial Code of Japan.

•   Third Item    Election of three Directors

Since two directors, namely Mr. Toyohiko Takabe and Mr. Masaki Mitsumura, are to resign at the close of this Ordinary General Meeting of Shareholders, two replacement directors shall be appointed. Further, an additional director is to be elected to reinforce the organization for promotion of the NTT Group’s Medium-Term Management Strategy. Accordingly, the Company is seeking approval for the election of a total of three directors.

Candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held
1.	Satoshi Miura (April 3, 1944)	April 1967	Entered Nippon Telegraph and Telephone Public Corporation	20.20 Shares
		June 1994	Vice President and Executive Manager of Personnel Department of the Company
		June 1996	Senior Vice President and Executive Manager of Personnel Department of the Company
		July 1996	Senior Vice President and Executive Manager of Personnel Industrial Relations Department of the Company
		June 1998	Executive Vice President and Executive Manager of Personnel Industrial Relations Department of the Company
		January 1999	Executive Vice President and Deputy Senior Executive Manager of Nippon Telegraph and Telephone East Corporation Provisional Headquarters of the Company
		July 1999	Representative Director, Senior Executive Vice President of Nippon Telegraph and Telephone East Corporation
		June 2002	Representative Director, President of Nippon Telegraph and Telephone East Corporation (Scheduled to retire on June 28, 2005)

2.	Akira Arima (August 25, 1949)	April 1973	Entered Nippon Telegraph and Telephone Public Corporation	10.00 Shares
		January 1996	General Manager of Tokyo Chiyoda Branch of the Company
		January 1999	General Manager of Department I of NTT Holding Provisional Headquarters of the Company
		July 1999	General Manager of Department I of the Company
		June 2002	Senior Vice President and Executive Manager of Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation
		April 2003	Senior Vice President and Executive Manager of Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation (Scheduled to retire on June 24, 2005)
3.	Kiyoshi Kousaka (March 28, 1951)	April 1974	Entered Nippon Telegraph and Telephone Public Corporation	11.04 Shares
		October 1997	General Manager of Kyoto Branch of the Company
		July 1999	General Manager of Kyoto Branch of Nippon Telegraph and Telephone West Corporation General
		September 2000	Manager of Department V of the Company
		July 2002	Executive Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation Senior
		June 2003	Vice President and Executive Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation (Scheduled to retire on June 24, 2005)

•   Fourth Item Election of a Corporate Auditor

Since Mr. Takao Nakajima, Corporate Auditor, is to resign at the close of this Ordinary General Meeting of Shareholders, it is proposed that a Corporate Auditor be elected to fill the vacancy. Consent of the Board of Corporate Auditors for this appointment has been obtained.

The candidate for Corporate Auditor is as follows:

Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held
Johji Fukada	April 1967	Entered the Board of Audit of Japan	10.00
(April 21, 1943)	June 1998	Deputy Secretary General of the Board of Audit of Japan	Shares
	December 1999	Secretary General of the Board of Audit of Japan
	December 2002	Adviser to the Board of Audit of Japan Special Adviser to Kitanogumi Corporation

Note:	Mr. Johji Fukada is an outside Corporate Auditor assigned in accordance with Item 1 of Article 18 of the Law for Special Exceptions to the Commercial Code regarding corporate auditing.

•    Fifth Item Presentation of retirement allowance to retiring Directors and a Corporate Auditor

It is proposed that a retirement allowance be given in accordance with the Company’s regulations and at an appropriate level for services rendered by Toyohiko Takabe, Senior Executive Vice President and Representative Director, Masaki Mitsumura, Senior Vice President, and Takao Nakajima, Corporate Auditor, who will resign at the close of this Ordinary General Meeting of Shareholders.

It is proposed that decisions on the amount of money, time and method of payment of such monetary awards be entrusted to the Board of Directors for retiring Directors, and consultation among Corporate Auditors for a retiring Corporate Auditor.

The resumes of the retiring Directors and Corporate Auditor are as follows:

Name	Resume
Toyohiko Takabe	July 1999	Senior Vice President and Director of Department V of the Company
	June 2002	Representative Director, Senior Executive Vice President of the Company
	May 2005	Representative Director, Senior Executive Vice President and Director of
Corporate Management Strategy Division of the Company
(present post)
Masaki Mitsumura	June 2002	Senior Vice President and Director of Department V of the Company (present post)
Takao Nakajima	June 2000	Full-time Corporate Auditor of the Company (present post)

[For reference]

1.	The following are outlines of the financial accounts for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET

(at March 31, 2005)

(billions of yen)
ASSETS	4,088.3

FIXED ASSETS	3,503.8
Fixed assets for telecommunications business	3,073.8
Property, plant and equipment	2,968.1
Telecommunications equipment	580.8
Local telephone service lines	655.8
Civil engineering equipment	766.3
Buildings	622.5
Land	193.8
Others	148.6
Intangible fixed assets	105.7
Investments and other assets	429.9
Deferred income taxes	347.7
Others	84.2
Allowance for bad debts	(2.1)
CURRENT ASSETS	584.4
Cash and bank deposits	107.6
Accounts receivable, trade	370.1
Accounts receivable, other	32.4
Other current assets	78.3
Allowance for bad debts	(4.0)

Total assets	4,088.3

LIABILITIES	2,169.2

LONG-TERM LIABILITIES	1,547.2
Long-term debt	883.8
Liability for employees’ severance payments	656.0
Other long-term liabilities	7.3
CURRENT LIABILITIES	622.0
Current portion of long-term debt	144.1
Accounts payable, trade	118.3
Accounts payable, other	273.5
Other current liabilities	85.9

SHAREHOLDERS’ EQUITY	1,919.0

COMMON STOCK	335.0
ADDITIONAL PAID-IN CAPITAL	1,499.7
UNAPPROPRIATED RETAINED EARNINGS FOR THE YEAR	83.5
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	0.7

Total liabilities and shareholders’ equity	4,088.3

CONDENSED STATEMENT OF INCOME

(from April 1, 2004 to March 31, 2005)

(billions of yen)
Telecommunications business
Operating revenues	2,024.6
Operating expenses	1,937.5
Telecommunications business income	87.0
Related business
Operating revenues	156.2
Operating expenses	155.6
Related business loss	0.6
Total operating income	87.7
Non-operating revenues	61.0
Non-operating expenses	51.1
Recurring profit	97.6
Extraordinary profit	8.3
Extraordinary loss	6.7
Net income before taxes	99.2
Corporation, inhabitant, and enterprise taxes	(21.1)
Deferred tax expenses (benefits)	62.3
Net income	58.1
Retained earnings brought forward	25.4
Unappropriated retained earnings for the year	83.5

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET

(at March 31, 2005)

(billions of yen)
ASSETS	4,080.8

FIXED ASSETS	3,440.4
Fixed assets for telecommunications business	3,015.3
Property, plant and equipment	2,920.5
Telecommunications equipment	550.4
Local telephone service lines	826.7
Civil engineering equipment	647.0
Buildings	555.0
Land	190.8
Others	150.3
Intangible fixed assets	94.8
Investments and other assets	425.1
Deferred income taxes	391.4
Others	34.3
Allowance for bad debts	(0.7)
CURRENT ASSETS	640.3
Cash and bank deposits	111.4
Accounts receivable, trade	379.1
Accounts receivable, other	69.3
Other current assets	83.6
Allowance for bad debts	(3.2)

Total assets	4,080.8

LIABILITIES	2,530.0

LONG-TERM LIABILITIES	1,775.3
Long-term debt	1,055.1
Liability for employees’ severance payments	710.0
Other long-term liabilities	10.1
CURRENT LIABILITIES	754.6
Current portion of long-term debt	200.0
Accounts payable, trade	167.2
Accounts payable, other	269.3
Other current liabilities	118.0

SHAREHOLDERS’ EQUITY	1,550.7

COMMON STOCK	312.0
ADDITIONAL PAID-IN CAPITAL	1,170.0
UNAPPROPRIATED RETAINED EARNINGS FOR THE YEAR	68.6
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	0.0

Total liabilities and shareholders’ equity	4,080.8

CONDENSED STATEMENT OF INCOME

(from April 1, 2004 to March 31, 2005)

(billions of yen)
Telecommunications business
Operating revenues	1,921.0
Operating expenses	1,846.3
Telecommunications business income	74.6

Related business
Operating revenues	177.0
Operating expenses	181.5
Related business loss	4.5
Total operating income	70.1
Non-operating revenues	56.0
Non-operating expenses	46.1
Recurring profit	80.0
Extraordinary profit	10.1
Extraordinary loss	7.1
Net income before taxes	83.0
Corporation, inhabitant, and enterprise taxes	(57.1)
Deferred tax expenses (benefits)	99.1
Net income	41.0
Retained earnings brought forward	27.5
Unappropriated retained earnings for the year	68.6

(3) Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET

(at March 31, 2005)

(billions of yen)
ASSETS	1,541.2

FIXED ASSETS	1,234.4
Fixed assets for telecommunications business	640.7
Property, plant and equipment	515.4
Telecommunications equipment	169.1
Civil engineering equipment	78.6
Buildings	141.2
Tools and fixtures	33.8
Land	40.4
Others	52.0
Intangible fixed assets	125.3
Investments and other assets	593.7
Deferred income taxes	305.5
Others	288.5
Allowance for bad debts	(0.3)
CURRENT ASSETS	306.7
Cash and bank deposits	61.0
Accounts receivable, trade	176.4
Accounts receivable, other	24.7
Other current assets	46.2
Allowance for bad debts	(1.7)

Total assets	1,541.2

LIABILITIES	1,136.1

LONG-TERM LIABILITIES	756.1
Long-term debt	678.8
Other long-term liabilities	77.3
CURRENT LIABILITIES	379.9
Current portion of long-term debt	82.5
Accounts payable, trade	60.2
Accounts payable, other	178.5
Other current liabilities	58.6

SHAREHOLDERS’ EQUITY	405.1

COMMON STOCK	211.6
ADDITIONAL PAID-IN CAPITAL	119.1
UNAPPROPRIATED RETAINED EARNINGS FOR THE YEAR	41.2
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	33.0

Total liabilities and shareholders’ equity	1,541.2

CONDENSED STATEMENT OF INCOME

(from April 1, 2004 to March 31, 2005)

(billions of yen)
Telecommunications business
Operating revenues	968.4
Operating expenses	895.2
Telecommunications business income	73.2

Related business
Operating revenues	121.6
Operating expenses	124.9
Related business income	3.3
Total operating income	69.8
Non-operating revenues	26.1
Non-operating expenses	28.0
Recurring profit	67.9
Extraordinary profit	4.0
Extraordinary loss	25.0
Net income before taxes	47.0
Corporation, inhabitant, and enterprise taxes	37.4
Deferred tax expenses (benefits)	(15.0)
Net income	24.6
Retained earnings brought forward	16.6
Unappropriated retained earnings for the year	41.2

2.	The following is an outline of capital investments made by Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Capital Investment Amounts

Company	Capital investment
Nippon Telegraph and Telephone East Corporation	399.1 billion yen
Nippon Telegraph and Telephone West Corporation	397.8 billion yen
NTT Communications Corporation	143.6 billion yen

Major Facilities Completed During the Fiscal Year

Company	Item	Completed Facility
	FLET’S ADSL	551,000 lines
Nippon Telegraph and Telephone East Corporation	B-FLET’S	459,000 lines
	Subscriber optical cable	38,300 km

	FLET’S ADSL	568,000 lines
Nippon Telegraph and Telephone West Corporation	B-FLET’S	365,000 lines
	Subscriber optical cable	25,800 km

3.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amount
Nippon Telegraph and Telephone East Corporation	92.3 billion yen
Nippon Telegraph and Telephone West Corporation	65.3 billion yen
NTT Communications Corporation	28.0 billion yen

END

Differences in Corporate Governance from Practices Required of U.S. Domestic Companies by the NYSE

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices which are different from those required for U.S. domestic listed companies in the following respects:

•	Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under Japanese law.

•	U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules, and at least one member must have accounting or related financial management expertise. NTT maintains a board of audit under home country practice as described above, and currently does not have a financial expert on its board of audit.

•	U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of audit.

•	U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. While NTT does not have such corporate governance guidelines and is not required to adopt such guidelines under Japanese law, some of these matters are stipulated by the Commercial Code or NTT’s internal company rules.

•	U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies.

•	U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval only for the issuance of common stock, bonds with subscription rights or share subscription rights under “specially favorable” conditions.

Note:	This page is added to the English version only in order to comply with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual.

Exercising your voting rights via the Internet

(It is readable in Japanese only and not available for ADR Holders)

[Voting Procedure]

1)	Please log in to the following Internet website: http://www.web54.net

2)	You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting exercise form.

3)	Please change the password to a new password and then follow the instructions on the computer screen.

When you exercise your voting rights via the Internet, please be aware of the following:

•	Basic matters

1.	Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net).

2.	You may place your vote via the Internet at any time up to and including the day before the general meeting of shareholders (i.e., by Monday, June 27, 2005).

3.	If you place your vote via the Internet multiple times, only your last vote will be treated as valid.

4.	If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we receive both on the same day, we will treat only your vote placed via the Internet as valid.

5.	The costs to use the Internet website for exercising your voting rights, such as the connection fees to internet service providers and applicable communications fees (i.e. call charges), will be borne by shareholders.

•	Handling your password

1.	When you connect to the designated website for voting the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please store your password safely along with your registered seal. If you enter a wrong password several times, your access on the website will be barred. When it happens, please follow the instructions on the screen.

2.	Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

•	System and Software Requirements

1.	When using a personal computer

1)	Internet Access.

2)	800 x 600 minimum Screen resolution (SVGA)

3)	Software applications:

MicrosoftR Internet Explorer Version 5.01 Service Pack 2 (or higher) (cookie has been validly set up) AdobeR AcrobatR ReaderTM Ver. 4.0 (or higher) or AdobeR ReaderR Ver. 6.0 (or higher) (this is required if you would like to refer to the shareholders meeting related documents and matters to be resolved at the meeting.)

(MicrosoftR and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation in the United States and other countries, and AdobeR, AcrobatR ReaderTM and AdobeR ReaderR are those of Adobe Systems Incorporated.)

2.	When using a mobile phone or an L-mode compatible communications device

1)	The following services are available. Use the URL (http://www.web54.net) to get direct access.

•	i-mode
•	EZweb
•	Vodafone live!
•	L-mode

The above are either trademarks or registered trademarks of the companies in parentheses: i-mode (NTT DoCoMo, Inc.), EZweb (KDDI Corporation), Vodafone live! (Vodafone Group Plc), L-mode (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation).

2)	Device should have SSL communications function enabling encryption

* Please contact Securities Agent Web Support Hot Line regarding compatible devices.

If you have questions about the use of personal computers, a mobile phone and an L-mode compatible communications device for exercising your vote via the Internet, please contact:

Chuo Mitsui Securities Agent Web Support Hot Line +81-3-5677-2031 (Mon. to Fri., 9:00 to 21:00)
END

The Location

of the

20th Ordinary General Meeting of Shareholders

International Convention Center PAMIR

New Takanawa Prince Hotel

13-1, Takanawa 3-chome, Minato-ku, Tokyo

8-minute walk from Shinagawa Station (Shinkansen, JR and Keihin Express Lines)

6-minute walk from Takanawadai Station (Toei Subway Asakusa Line)

Note:	1.	As traffic will be heavy in this area on the day of the meeting, it is recommended you do not come by car.
	2.	You are requested to leave hand baggage in the cloakroom. For the safety of attending shareholders, any items of baggage you take into the hall will be searched. We appreciate your cooperation.